

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2022

Chinh Chu
Chief Executive Officer
Vector Holding, LLC
251 Little Falls Drive
Wilmington, New Castle County, Delaware 19808

Re: Vector Holding, LLC
     Amendment No. 4 to Registration Statement on Form S-4
     Filed June 27, 2022
     File No. 333-262203

Dear Mr. Chu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 24, 2022 letter.

Amendment No. 4 to Registration Statement on Form S-4 filed June 27, 2022

Certain Engagements in Connection with the Business Combination and Related Transactions, page 157

1.   We note your disclosure in response to comment 1. Expand the discussion to disclose that Loop Capital Markets LLC was an underwriter in CCNB's initial public offering and disclose the amount of fees paid or payable to Loop Capital Markets LLC in connection with its advisory services in providing strategic and financial advice to CCNB in connection with effecting the Business Combination.

You may contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Stacey K. Peikin at 202-551-6223 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services